

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 20, 2007

Ms. Etoile Pinder
Chief Executive Officer
Prospero Minerals Corp.
575 Madison Avenue, 10th Floor
New York, New York 10022-2511

Re: **Prospero Minerals Corp.**
       Form 10-KSB for Fiscal Year Ended March 31, 2006
       Filed August 17, 2006
       File No. 0-50429

Dear Ms Pinder:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief